SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at November 28, 2006

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President, Chief Executive Officer and Director

Date: November 28, 2006

Print the name and title of the signing officer under his signature.
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1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 www.greatbasingold.com	TSX: GBG AMEX: GBN JSE: GBGold

  GREAT BASIN GOLD ANNOUNCES THE GRANTING OF FINAL PROSPECTING RIGHT
FOR ITS BURNSTONE GOLD PROJECT IN SOUTH AFRICA

November 28, 2006 Vancouver BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company") announces that the Department of Minerals and Energy has granted its wholly owned subsidiary, Southgold Exploration (Proprietary) Limited ("Southgold") the final prospecting right required for its Burnstone Project area.

This right is an "old order prospecting right" that was granted to Great Basin Gold under the terms of the provisions of the Minerals Act, 1981. It has now been converted into a prospecting right in terms of the Mineral and Petroleum Resources Development Act, 2002 (the "MPRDA").

The whole of the planned mining area of the Burnstone Gold Project, as set out in the Burnstone Feasibility Study, has now been so converted. Under the feasibility study which was completed and published in May 2006, t he Burnstone Gold Project has an expected mine life of 14 years, producing an average of 214,000 oz/annum. An exploration programme is currently underway with the objective of increasing the mineral reserve by some 30% which, in turn, could see the Burnstone Mine achieving a higher rate of production over an extended mine life.

Great Basin Gold commenced with the construction of a decline on July 7, 2006. As at November 27, 2006 the decline had been advanced to 290 meters. Stage One of the development program that encompasses construction of the decline and taking a bulk sample will be completed in approximately 15 months time.

The MPRDA provides that the holder of a prospecting right has an exclusive right to apply for and to be granted a mining right in respect to mineral and prospecting areas. Great Basin Gold intends to complete the administrative process by applying for a mining right, consisting of a consolidation of the prospecting rights that comprise the total area of the Burnstone Gold Project, as outlined in the Feasibility Study. The estimated time for processing a mining right is approximately one year. The objective is to complete this process during the time that the bulk sampling is being completed, in order to make a seamless transition to the proposed mining operations.

Great Basin Gold has two advanced stage gold projects in two of the world's best gold environments. In addition to its Burnstone Gold Project in South Africa's Witwatersrand Goldfield, the Company holds a 100% interest in the Hollister Property on the Carlin Trend in Nevada, USA. Hecla Mining Company is earning a 50% interest in the Hollister Development Block Project, a portion of the Hollister property, by carrying out an underground exploration and development program designed to provide the necessary data for completion of a feasibility study for the project in the second quarter of 2007.

For more information on Great Basin Gold and its projects, please visit the Company's website at www.greatbasingold.com or call Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold ("the Company") expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.